EXHIBIT 99.2

The Benefits Committee of

Earle M. Jorgensen Holding Company, Inc.

April            , 2004

To the Participants in the Earle M. Jorgensen Holding Company, Inc. Amended and Restated Employee Stock Ownership Plan, effective as of April 1, 2001, as amended (the “Plan”):

Dear Participant:

The purpose of this letter is to notify you that Earle M. Jorgensen Holding Company, Inc. (“Holding”) has entered into (i) an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) by and among Holding, Earle M. Jorgensen Company (“EMJ”) and EMJ Metals LLC, a newly-formed wholly-owned subsidiary of EMJ (the “Merger” as described in the enclosed proxy statement/prospectus), and (ii) an Exchange Agreement by and among Holding, EMJ, Kelso Investment Associates, L.P. (“KIA”), Kelso Equity Partners II, L.P. (“KP II”), KIA III-Earle M. Jorgensen, L.P. (“KIA III”), Kelso Investment Associates IV, L.P. (“KIA IV” and collectively, with KIA, KP II and KIA III, the “Kelso Entities”) (as described in the enclosed proxy/statement prospectus, the “Exchange”).

Upon completion of the Merger and the Exchange, Holding will cease to exist and (i) each share of Holding’s common stock will convert into the right to receive one share of EMJ’s common stock (“EMJ Common Stock”); (ii) each share of Holding’s Series B preferred stock will convert into the right to receive 188.271 shares of EMJ Common Stock; and (iii) each share of Holding’s Series A preferred stock will convert into the right to receive 124.840 shares of EMJ Common Stock. The Merger generally should be a nontaxable transaction for federal income tax purposes for Holding stockholders.

In order to complete the Merger, certain approvals are required. In particular, Holding must obtain the approval of the Merger Agreement and the Merger and financial restructuring contemplated under the terms of the Merger Agreement by (a) a majority of the shares of Holding’s issued and outstanding common stock and Series B preferred stock, voting together as a class, but excluding shares of such stock owned by the Kelso Entities; and (b) a majority of the shares of Holding’s issued and outstanding Series A preferred stock, voting separately as a class, but excluding shares of such stock owned by the Kelso Entities. The Kelso Entities have agreed to vote in favor of the approval of the Merger Agreement and the Merger and financial restructuring contemplated under the terms of the Merger Agreement.

As a participant in the Stock Bonus Plan, you may have shares of Holding common stock, Series A preferred stock, or Series B preferred stock attributed to your account. You are being asked to vote those shares regarding this proposed transaction. We have sent to each stockholder of Holding disclosure materials to explain the Merger and solicit their approval, and those same materials are enclosed for your review and consideration:

1. A letter to stockholders and notice of special meeting that has been called to vote on the Merger Agreement and the Merger and financial restructuring contemplated under the terms of the Merger Agreement;

2. A proxy statement/prospectus discussing the terms of the Merger Agreement and the Merger and financial restructuring contemplated under the terms of the Merger Agreement and other related information, including certain dissenters’ rights which may exist in the event the proposed Merger is completed.

The terms of these transactions, including the process by which Holding and EMJ negotiated the transaction with Kelso, and other important information are described in the enclosed materials. You should read these materials carefully and understand fully the reasons for the transaction and the benefits and detriments of the transaction to you if it is approved and completed.

We also have included an instruction card for you to instruct the Plan trustee regarding the voting of shares of each class of Holding capital stock allocated to your account. If you do not vote at all, the trustee will be instructed by us to vote in favor of the proposed transaction.

As the Benefits Committee that administers the Plan, we engaged Duff & Phelps, as an independent financial advisor, to assist in reviewing and evaluating the proposed transactions on behalf of the Plan and its participants. Duff & Phelps has provided a written opinion to the Benefits Committee that, as of the date of its opinion, and subject to and based upon assumptions made, procedures followed, matters considered and limitations of the review undertaken, (a) the aggregate consideration to be received by the Plan in the Merger and the financial restructuring of Holding and its subsidiaries is fair to the Plan and its participants from a financial point of view, and (b) the EMJ Common Stock to be received by the Plan pursuant to the Merger Agreement in exchange for the (x) Series A preferred stock, (y) Series B preferred stock and (z) Holding common stock, considered independently in each case, is not less than the respective fair market value of such securities.

In connection with the delivery of that opinion, Duff & Phelps made a presentation to and discussed its analysis with the Benefits Committee. Based on all of the information available to us, the fairness opinion, presentation and analysis provided by Duff & Phelps and management’s projections for EMJ’s next fiscal year, the members of the Benefits Committee concluded that the Plan would receive adequate consideration (as that term is defined under ERISA, which is the federal pension law) for each class of Holding’s equity securities to be converted into EMJ Common Stock in the Merger and financial restructuring.

The process by which the Merger and financial restructuring was negotiated, evaluated and approved is set out in detail in the proxy statement/prospectus at pages 28-36, and the reasons why the Special Committee and the Board of Directors of Holding approved and recommended the transaction are described in detail in the proxy statement/prospectus at pages

36-40. The Benefits Committee has reviewed in detail the matters considered by the Special Committee in approving and recommending the transaction.

The overriding objectives of the Special Committee in negotiating, reviewing and evaluating the restructuring were:

•	stopping the accumulation of interest on Holding’s debt (currently growing by approximately $40 million per year) and dividends on the preferred stock (currently approximately $12.8 million per year);

•	completing a transaction that was fair to the holders (other than the Kelso Entities) of each class of Holding’s outstanding securities;

•	preserving the ability of our employees to terminate their employment and cash out their equity interests at a price not less than the March 31, 2003 appraisal of these interests; and

•	simplifying Holding’s capital structure.

The principal concerns motivating the Special Committee were that:

•	the net income of the Company would not be sufficient in coming years to service Holding’s debt and pay the dividends on the Series A preferred stock and the Series B preferred stock;

•	the growing debt of Holding would continue to have an increasingly adverse impact on the value of Holding’s capital stock, impacting first the common stock, then the Series B preferred stock and the Series A preferred stock;

•	as a result of the prospective decline in value of Holding’s capital stock, the Company would lose valuable employees, likely having a further adverse effect on the Company’s business and enterprise value; and

•	the deterioration in the value of Holding’s capital stock would negatively impact the retirement savings of the employees.

The Special Committee considered the fact that the valuation of Holding’s equity might temporarily increase because of the cyclical nature of the Company’s business and the service center industry. However, because of the capital structure of Holding and the Company and the debt covenants of the Company, even with improved performance, it would not be possible to make payments of Holding’s debt in large enough amounts to prevent continued growth of that debt and the resulting adverse effect on the value of Holding’s capital stock. The Special

Committee also determined that delay in taking action would result in continued growth of Holding’s debt and adversely affect the value of Holding’s capital stock.

The Special Committee considered strategic and capital markets alternatives to the Merger and financial restructuring and determined that no such alternatives were available to Holding that would adequately address Holding’s financial restructuring needs or provide a better alternative for the Stock Bonus Plan participants.

The Company has agreed to voluntarily continue the floor price guaranty that was agreed to in a negotiated settlement with the U.S. Department of Labor. The floor price guaranty will provide that, unless the EMJ Common Stock is publicly traded, upon the exercise of put rights after termination of employment, the purchase price that the Company will pay to a Plan participant for shares of EMJ Common Stock that were issued as merger consideration for shares of Holding common stock contributed to the Plan as employer contributions in Plan years 1994 through 2000 will be the greater of the then-appraised value of such shares and $4.25 per share. If the EMJ common stock becomes publicly traded the floor price guaranty will no longer apply.

As a result of the merger and financial restructuring, the Plan will no longer own Series A and B preferred stock on which dividends of 18% and 16 ½% per year have been paid. In addition, at present, the holders of Series A preferred stock and Series B preferred stock are entitled to priority on liquidation of Holding over the Holding common stock. After the merger, as holders of EMJ Common Stock, they will have no such priority. These detrimental effects of the merger and financial restructuring and others are discussed in more detail in the proxy statement/prospectus in the Q&A, at pages 3-4 and in Risk Factors at pages 16-19.

While the Series A and Series B preferred stock are entitled to priority over the Holding common stock, both series of preferred stock are junior to $222.2 million of Holding debt that is growing at the rate of 18% per annum. The owners of Holding’s debt would not agree to give up their rights to receive interest at the rate of 18% per annum and their seniority over the Series A and Series B preferred stock and the Holding common stock if the preferred stock did not give up their rights to dividends and preference. As a result of the transaction, and the exchange of the Holding debt for EMJ Common Stock, the Holding debt will no longer exist.

Any holder of any class or series of Holding capital stock who does not vote in favor of the transaction and does not wish to receive the shares of EMJ common stock to be issued pursuant to the Merger Agreement can dissent from the transaction and elect to have the fair value of the stockholder’s shares of Holding capital stock (exclusive of any elements of value arising from the merger) determined by a judge, but only if the stockholder complies with the requirements of Delaware law. The procedures for exercising these dissenters rights and obtaining judicial appraisal of shares are complex, and any participant wishing to exercise dissenter’s rights is urged to consult legal counsel before attempting to exercise such rights. Any participant contemplating the exercise of dissenters rights should read carefully the provisions of the proxy statement/prospectus outlining the procedures (at pages 64-67 of the proxy statement/ prospectus) and Section 262 of the Delaware General Corporation Law (Annex H to the proxy statement/prospectus). There can be no assurance that a judicial appraisal would use the same methodology applied by the independent appraiser in conducting the annual appraisal for the Plan or Duff & Phelps in conducting its review of the transaction, or that the result of a judicial appraisal would be the same. If you wish to dissent from the Merger, you may do so by contacting the trustee directly and instructing the trustee, in writing, to exercise your dissenter’s rights on your behalf.

Concerning the approvals being sought (as referenced above), because you are a participant in the Plan, you are entitled to direct Wells Fargo Bank, N.A., as trustee of the Plan (the “Trustee”), as to how to vote the shares of stock of Holding held in your Plan account. You are being provided with the enclosed instruction card to instruct the Trustee how to vote the Holding shares in your account by indicating on your instruction card how you want your shares to be voted. Please mail the instruction card in the enclosed postage paid envelope to the Trustee. The instruction card must be received by the Trustee at least five (5) days prior to the                 , 2004 special meeting.

Additionally, if you own any Holding stock that is not held in your Plan account, you will receive a separate proxy, a proxy statement/prospectus and related materials with respect to your voting of those shares. Please also review those materials and if you intend to vote by proxy, complete and return the proxy in accordance with the instructions referenced thereon.

YOU SHOULD BE AWARE THAT IF YOUR HOLDING STOCK HAS BEEN ALLOCATED TO A ROLLOVER ACCOUNT AND YOU FAIL TO VALIDLY DELIVER THE INSTRUCTION CARD TO THE TRUSTEE AS TO HOW THOSE SHARES ARE TO BE VOTED, THE TRUSTEE WILL NOT VOTE THOSE SHARES. THIS WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE PROPOSED TRANSACTION. IF YOUR HOLDING STOCK HAS NOT BEEN ALLOCATED TO A ROLLOVER ACCOUNT AND YOU FAIL TO VALIDLY DELIVER THE INSTRUCTION CARD TO THE TRUSTEE AS TO HOW THOSE SHARES ARE TO BE VOTED, THE TRUSTEE WILL VOTE THOSE SHARES FOR THE ADOPTION AND APPROVAL OF THE MERGER AGREEMENT AND THE MERGER AND FINANCIAL RESTRUCTURING AS DIRECTED BY THE BENEFITS COMMITTEE.

YOU MUST NOTIFY THE TRUSTEE AT LEAST FIVE (5) DAYS PRIOR TO THE                     , 2004 SPECIAL MEETING IF YOU DESIRE TO WITHDRAW YOUR VOTE, OR IF YOU WISH TO CHANGE YOUR VOTE, BY SUBMITTING A NEW INSTRUCTION CARD THAT MUST BE RECEIVED BY THE TRUSTEE AT LEAST FIVE (5) DAYS PRIOR TO THE                     , 2004 SPECIAL MEETING.

Instructions given to the Trustee may not be changed after close of business on                          , 2004 (unless the date for the special meeting is postponed). To be effective, any withdrawal of your vote or change of your vote must be in writing and must be received by the Trustee at the address shown below five (5) days prior to the special meeting. Any notice of withdrawal of your vote or change of your vote must specify your name, your social security number, and the number and class(es) of shares to which the withdrawal shall apply. Upon receipt of notice of withdrawal of your vote or change of your vote, previous instructions to the Trustee to vote with respect to such shares will be deemed cancelled. You may withdraw and/or change your vote by timely submitting a new instruction card.

THE TRUSTEE WILL TREAT CONFIDENTIALLY YOUR DECISION WHETHER OR NOT TO APPROVE THE TRANSACTION. THE TRUSTEE WILL NOT DISCLOSE YOUR DECISION TO THE COMPANY.

For questions or additional information, or to obtain a new instruction card, please call the William S. Johnson, Vice President, Chief Financial Officer and Secretary of EMJ and a member of EMJ’s Benefits Committee, at (323) 567-1122.

THE INSTRUCTION CARD MUST BE COMPLETED AND DELIVERED TO THE TRUSTEE BY 5:00 P.M. PACIFIC STANDARD TIME ON                          , 2004 (UNLESS THE SPECIAL MEETING IS POSTPONED), IF YOU WISH TO VOTE ANY SHARES HELD BY THE TRUSTEE FOR YOUR ACCOUNT IN THE PLAN. AN UNSIGNED OR INCOMPLETE INSTRUCTION CARD, OR DELIVERING OR MAILING THE INSTRUCTION CARD OR NOTICE OF WITHDRAWAL TO AN ADDRESS OTHER THAN AS SET FORTH, WILL NOT CONSTITUTE A VALID DELIVERY.

On Behalf of The Benefits Committee of

the Earle M. Jorgensen Employee Stock

Ownership Plan

Mailing address for returning Instruction Card:

Wells Fargo Bank, N.A.

Institutional Trust Group

707 Wilshire Boulevard, 10th Floor

Los Angeles, CA 90017

Attention: Cathy Leider